Exhibit 99.1

Azure Power to Issue India’s First Solar Green Bond

•	New US$500 million Bond to be issued

•	Represents the first green bond with only solar power projects in India

Ebene, Mauritius, July 28, 2017: Azure Power Energy Ltd, a wholly owned subsidiary of Azure Power Global Limited (NYSE: AZRE), a leading independent solar power producer in India, will issue an inaugural US$500,000,000 green bond offering, maturing in 2022 (the “Bond”).

The Bond has been certified by Climate Bonds Initiative as green bond and is the first solar green bond to be offered by a company with only solar power assets out of India. The Company expects to use the proceeds to refinance existing indebtedness and for other general corporate expenses.

Commenting on the occasion, Mr Inderpreet Wadhwa, Founder, Chairman and Chief Executive Officer, Azure Power said, “The transaction is aimed at financing Azure Power’s existing and future eligible solar power projects which promote sustainability, whilst optimizing financial costs and diversifying sources of funding. Through this bond offering we are furthering our contribution towards realization of our Hon’ble Prime Minister’s commitment towards clean and green energy, through solar power generation.”

The Bond is offered to eligible yield investors who have a specific mandate or portfolio for buying green bonds, and in each case who are qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), or non-U.S. persons in accordance with Regulation S under the Securities Act. The Bond has not been and will not be registered under the Securities Act and may not be offered or sold within the United States absent registration or an applicable exemption from the registration requirements.

This is not an offer to sell or purchase nor the solicitation of an offer to sell or purchase securities and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which, or to any person to whom such an offer, solicitation or sale would be unlawful.

About Azure Power

Azure Power (NYSE: AZRE) is a leading solar power producer in India with a portfolio of over 1,000 MWs across 18 states. With over 100 MWs of high quality, operating and committed solar assets, the company has one of the largest rooftop portfolios in the country. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power provides low-cost and reliable solar power solutions to customers throughout India. It has developed, constructed and operated solar projects of varying sizes, from utility scale to rooftop, since its inception in 2008. Highlights include the construction of India’s first private utility scale solar PV power plant in 2009 and the implementation of the first MW scale rooftop project under the smart city initiative in 2013.

For more information, visit: www.azurepower.com.

Investor Contact

Nathan Judge, CFA

ir@azurepower.com

Investor Relations, Azure Power

Media Contact

Samitla Subba

pr@azurepower.com

+91-11- 4940 9854

Marketing, Azure Power